UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Closing of Stock Transfer in Respect of Tokai Sports Co., Ltd

On June 1, 2026, LEIFRAS Co., Ltd. (the “Company”) completed a stock transfer (the “Stock Transfer”) pursuant to that certain stock transfer agreement dated May 20, 2026 (the “Stock Transfer Agreement”) with two individuals (collectively, the “Sellers”), in respect of Tokai Sports Co., Ltd (the “Target Company”), a Japanese corporation. In connection with the Stock Transfer, the Company paid the transaction consideration to the Sellers in cash and acquired all rights, title and interests in and to the Target Company’s issued and outstanding shares free and clear of liens and encumbrances. The Company has commenced operations of the Target Company’s sports education businesses.

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Transfer Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated May 21, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: June 2, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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